VIA EDGAR

August 9, 2012

Attn:  Filing Desk
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	K-V Pharmaceutical Company Form S-1 Registration Statement Registration No. 333-182967

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), K-V Pharmaceutical Company (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-182967), together with all exhibits and amendments thereto (the “Registration Statement”).  As a consequence of the filings by the Registrant and certain of its subsidiaries of voluntary Chapter 11 petitions under the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, the Registrant has determined not to proceed with the registration and sale of additional shares of its common stock at this time.  No shares of common stock have been offered or sold under the Registration Statement.

Please address any questions you may have to Thomas S. McHugh, Chief Financial Officer, 2280 Schuetz Road, St. Louis, Missouri 63146, telephone number (314) 645-6600, ext. 3569.

Thank you for your assistance with this matter.

K-V Pharmaceutical Company

By:	/s/ Patrick J. Christmas
Patrick J. Christmas Secretary